FORM:  NBPA
U.S./NON-APPAREL

LICENSEE:    INNOVO, INC.             RETAIL PRODUCT LICENSE AGREEMENT
ADDRESS:     27 North Main Street
             Springfield, TN 37172


THIS RETAIL PRODUCT LICENSE AGREEMENT is entered into by NBA Properties, Inc. ("NBAP"), with its principal office at 645 Fifth Avenue, New York, New York 10022, and the licensee listed above ("LICENSEE") with regard to the commercial use of certain names, logos, symbols, emblems, designs and uniforms and all identifications, labels, insignia or indicia thereof (the "Marks") of the national Basketball Association (the "NBA") and its Member Teams (collectively, the "NBA Marks"). On the terms of this Agreement and subject to the attached NBAP Standard Terms and Conditions, NBAP hereby accepts, the non-exclusive (except as otherwise expressly provided in this Agreement) right and license to use the marks of the member Teams, the silhouetted dribbler logo (the "NBA Logo") and the Marks of the NBA, NBA All-Star Weekend and NBA Playoffs and Finals (collectively, the "Licensed Marks") solely in connection with the manufacture, distribution, advertisement, promotion and sale of the products described in Paragraph A below including one or more of the Licensed Marks ("Licensed Products"). No license or right is granted for the use of the Licensed Marks for any purpose other than on the Licensed Products and in the distribution, advertisement, promotion and sale of the Licensed Products in accordance with this Agreement.

A.   LICENSED PRODUCTS:

     * insulated and non-insulated vinyl lunch bags and soft-sided coolers
     *    cotton canvas tote bags
     *    nylon, vinyl and/or cotton laundry bags
     *    shoe bags
     *    garment bags
     *    "Cush-N-Carry" seat cushions

B.   TERM:     As of August 1, 1997 to July 31, 1998 (the "Term").

C. TERRITORY: Licensed Products may only be distributed in the 50 United States and the District of Columbia, except that product may be shipped to the in-arena concessionaires of the Toronto Raptors and Vancouver Grizzlies (the "Territory").

D. ROYALTY RATES: During the Term, LICENSEE shall pay monthly to NBAP a royalty and advertising and promotion payment (hereinafter referred to as "royalty") equal to twelve percent (12%) of "Net Sales" (as defined in Paragraph 1 of the attached NBAP Standard Terms and Conditions).

E. MINIMUM GUARANTEES: LICENSEE guarantees that its aggregate royalty payments to NBAP for the Term under this Agreement shall not be less than forty-six thousand dollars ($46,000).
F. ADVANCES: Upon execution of this Agreement, LICENSEE shall pay to NBAP the sum of eleven thousand five hundred dollars ($11,500) as an advance to be credited against LICENSEE's Minimum Guarantee as set forth above.

G.   ADVERTISING AND PROMOTION:
     (i) Consistent with NBAP's past practice of creating, undertaking or supporting advertising and promotion activities with respect to NBAP-licensed products sold at retail, NBAP shall devote up to two percent (2%) of Net Sales (from the royalties received from LICENSEE pursuant to this Agreement) to cover the expenses incurred by NBAP in connection with such advertising and promotion activities.
     (ii) LICENSEE shall exhibit, at its sole cost and expense, a fair and representative selection of Licensed Products at the Super Show and every other trade show where LICENSEE exhibits licensed products.

H. SELLING PRACTICES: LICENSEE acknowledges NBAP's legitimate and reasonable interest in protecting the value of the NBA Marks and maximizing the effectiveness of its advertising, promotion and distribution efforts by segmenting the classes of trade into which its licensees sell NBAP-licensed products. Therefore, LICENSEE shall only sell Licensed Products to a buyer that, to its best knowledge (i) purchases Licensed Products from LICENSEE solely for sale directly to the consumer and operates a retail establishment that supports the high quality and image of NBA officially licensed products with appropriate merchandising displays, promotion and/or customer service. LICENSEE acknowledges that a failure to comply with the selling practices set forth in this Paragraph shall cause significant harm to NBAP's efforts to effectively and efficiently distribute NBAP-licensed products.

AGREED TO AND ACCEPTED, subject         AGREED TO AND ACCEPTED:
to and incorporating the attached NBAP NBA PROPERTIES, INC. Standard Terms and Conditions which the undersigned has read:
INNOVO, INC.                            By:_____________________
                                           Harvey E. Benjamin
                                           Senior Vice President,
                                           Business Affairs

By:________________________
Title:_____________________             Dated:__________________

NBAP STANDARD TERMS AND CONDITIONS

1.   ADDITIONAL DEFINITIONS
     For the purposes of this Agreement
     (a) "Contract Year" shall mean a twelve (12) month accounting period commencing August 1 and concluding July 31.
     (b) "Counterfeit Goods: shall mean and include: (i) goods that bear any NBA mark that has been reproduced and/or affixed without authorization from NBAP; (ii) goods that bear any NBA Mark produced by any source in excess of an amount ordered by an NBAP licensee; and (iii) goods that bear any NBA Mark that have been rejected by NBAP or an NBAP licensee and nevertheless enter the stream of commerce.
     (c) "Diverted Goods" shall mean and include any goods produced by someone acting on behalf of an NBAP licensee, which goods are not delivered by the producer to such licensee or to a person designated by such licensee to receive such goods.
     (d)  "Net Sales" shall mean the total amount of the gross sales of a Licensed Product by LICENSEE. After deducting any bona-fide credit or adjustment for returns actually made and volume discounts actually and customarily given to the trade (such discounts may not exceed two percent (2%) of the gross sales for the applicable accounting period). In computing Net Sales, no direct or indirect expenses or costs incurred in connection with paying royalties due under this Agreement (including transferring funds for royalties or converting currency into U.S. dollars) or manufacturing, selling, distributing, importing or advertising including cooperative and other advertising and promotion allowances( the Licensed Products shall be deducted, nor shall any deduction be made for uncollectible accounts, cash discounts, early payment discounts, discounts relating to advertising, mark-down allowances or other allowances. Net sales resulting from sales to any party directly or indirectly related to or affiliated with LICENSEE (a "Related Transaction") shall be the higher of the sales price to the related or affiliated party or the sales price charged to the trade by such related or affiliated party. If a purchaser from LICENSEE purchases FOB the manufacturing source or participates in other arrangements which result in such purchaser paying less for the Licensed Products than LICENSEE's regular selling prices to the trade, Net Sales with respect to any such transaction shall be computed based on the regular selling prices to the trade.
     (e) "Parallel Goods" shall mean and include Licensed Products transferred outside of the Territory or brought into the Territory in violation of this Agreement.
     (f) "Premium" shall mean anything given free or sold at substantially less than its usual selling price (but does not include sales made pursuant to periodic price reductions resulting from"specials," "sales," or volume pricing discounts) for the purpose of increasing the sale of, or publicizing, any product or service, or other giveaway or promotional purpose. Other giveaway or promotional purposes include, but are not limited to, self-liquidating offers, uses of Licensed Products as sales force or trade incentives and sales of Licensed Products through distribution schemes involving earned discounts or "bonus" points based on the consumer's use of the offeror's product or service.
2.   TEAM REPRESENTATION; LIMITATIONS ON LICENSE
     (a) Unless otherwise approved in writing by NBAP, each Licensed Product must be manufactured and offered for sale on LICENSEE's standard terms in a version for each Member Team. LICENSEE acknowledges that, unless the NBA Logo is specifically contained in the definition of Licensed Marks above, no license is granted for the use of the NBA Logo except insofar as the NBA Logo is embodied in the NBA "Official Licensed Product" logo. Unless otherwise approved in writing by NBAP, the NBA Logo may only be used in combination with the Marks of one (1) or more Member Teams (i.e., the NBA Logo may not be used by itself), which must be shown with equal or greater prominence that the NBA Logo.
     (b) All designs of the Licensed Products, including any packages, containers or tags, shall be subject to NBAP's prior written approval and shall be used solely in furtherance of this Agreement, and such designs will not be used in any other respect by LICENSEE nor will LICENSEE authorize any third party to use such designs acknowledges that LICENSEE may hold other licenses pursuant to which LICENSEE manufactures, distributes or sells products similar in design to the Licensed Products and nothing in this Agreement is intended to prohibit LICENSEE's manufacture, distribution or sale of such products not bearing or relating to the Licensed Marks.
3.   STATEMENTS AND PAYMENTS; REPORTING
     (a) Statement and Payments: By the fifteenth (15th) day following the end of each month, LICENSEE shall furnish (on forms provided by or approved by NBAP) full and accurate statements (on a county-by-country and unit basis, if more than one country is contained within the definition of the Territory), certified by an officer of LICENSEE, showing all information relating to the calculation of Net Sales for the preceding month. Simultaneously with the submission of such statement, LICENSEE shall make all monthly royalty payments required under this Agreement for the preceding month. The minimum amount of royalties to be paid by LICENSEE by the end of each quarter with respect to each Licensed Product category shall be the amount which, when added to payments of royalties previously made for the Contract Year with respect to such Licensed Product category, shall be equal to one-fourth (25%) of the Minimum Guarantee for such Licensed Product category for such Contract Year required under Paragraph E above multiplied by the number of quarters then elapsed. Aggregate royalties paid each Contract Year may exceed the Minimum Guarantee for such Contract Year. Such monthly statements shall be furnished and the required payments made by LICENSEE whether or not there are any Net Sales for that month. LICENSEE shall not deduct or withhold any amounts by reason of any tax (including any taxes imposed on NBAP); any applicable tax on the distribution and sale of the Licensed Products shall be borne, and paid directly, by LICENSEE. All payments shall be in U.S. dollars, from a U.S. source approved by NBAP. All computations and payments shall be in U.S. dollars, at the spot rate for the local currency as published in the Wall Street Journal for the last business day of the preceding month. If LICENSEE shall fail to timely pay any amount due under this Paragraph, LICENSEE shall pay interest on such amount at a rate equal to the lesser of (i) three percent (3%) per annum over the highest percent rate (announced by Chemical Bank, New York branch) prevailing during the period between the date the payment first became due and the date such payment is actually paid or (ii) the highest rate permitted by law during the period between the date the payment first became due and the date such payment is actually paid. The receipt or acceptance by NBAP of any of the statements furnished or royalties paid by LICENSEE (including the cashing of any royalty checks) shall not preclude NBAP from questioning their accuracy at any time, auditing LICENSEE's books and records pursuant to Paragraph 12 or claiming any shortfall in royalty payments. In order to assist with NBAp's annual budget process, by April 15 of each Contract Year, LICENSEE shall deliver a statement detailing LICENSEE's projections for sales of each Licensed Product for the following Contract Year, broken down on a quarterly basis. If LICENSEE fails to comply with reporting requirements contained in this Paragraph, NBAP may charge LICENSEE, and LICENSEE shall pay, two thousand U.S. dollars (USD 2,000) for each instance of non-compliance with this Paragraph.
     (b) No Cross Collateralization: Any royalty payment for unit of Licensed Product sold shall only be applied against the Minimum Guarantee for such Licensed Product for the Contract Year in which the unit of such Licensed Product was sold (i.e., any shortfall in, or payment in excess of, the Minimum Guarantee for a Contract Year may not be offset or credited against the Minimum Guarantees for any other Contract Year, against any other Licensed Product or against any other NBA license (including premium license agreements entered into pursuant to Paragraph 5 hereof) held by LICENSEE). If Minimum Guarantees are stated separately for different categories of Licensed Products or for different territories, royalty payments resulting from Net Sales of a category of Licensed Product or in a particular territory shall be applied only against the Minimum Guarantee for such category of Licensed Product or territory.
4.   NON-RESTRICTIVE GRANT; RIGHTS RESERVED
     Nothing in this Agreement shall prevent NBAP from granting any other licenses and rights. All rights not specifically granted in this Agreement are expressly reserved by NBAP. No right of renewal or option to extend is granted or implied and LICENSEE shall have no right to continue manufacturing or selling Licensed Products or to continue holding itself out as a licensee of NBAP after the expiration or termination of this Agreement except as provided in Paragraph 14.
     5.   PREMIUMS
          LICENSEE shall not use, nor allow any third party to use, any Licensed Product as a Premium without the prior written authorization of NBAP pursuant to a separate agreement with NBAP. In addition, no Premium shall be offered with the Licensed Products without the prior written approval of NBAP. Nothing in this Agreement shall prohibit LICENSEE from marketing Licensed Products using creative techniques consistent with industry practice, including, but not limited to, periodic "specials," "sales," or volume discount prices, so long as all receipts are accounted for in Net Sales and in accordance with this Agreement.
     6.   GOODWILL
          LICENSEE recognizes that (i) a portion of the value of the NBA Marks is attributable to goodwill, (ii) the goodwill attached to the NBA Marks belongs exclusively to NBAP, the NBA and its Member Teams and (iii) that such NBA Marks have secondary meanings in the minds of the public. LICENSEE shall not, during the Term or thereafter, challenge (y) the property rights of the Member Teams, whether severally owned or held in association as the NBA, or NBAP's property rights in and to NBA Marks, or (z) the validity, legality or enforceability of this Agreement.
     7.   PROTECTION OF RIGHTS
          (a) Unauthorized Activities: LICENSEE shall promptly notify NBAP in writing of any infringements of the Licensed Marks or the Licensed Products or the sale of any Licensed Products outside the Territory (e.g., unauthorized importation/exportation of goods) which may come to LICENSEE's attention. NBAP shall have the sole right to determine whether or not any action shall be taken on account of any such infringement or unauthorized importation/exportation. LICENSEE agrees not to contact any third party, not to make any demands for claims and not to institute any suit or action on account of such infringement or unauthorized importation/exportation without obtaining the express prior written permission of NBAP in each instance.
          (b)  Assistance in Protecting Marks:    LICENSEE shall
               cooperate to the fullest extent necessary to assist NBAP in the protection of the rights of NBAP, the NBA and the
               Member Teams in and to the Licensed Marks.    NBAP shall
               reimburse LICENSEE for any reasonable out-of-pocket costs actually incurred by LICENSEE in providing such cooperation and assistance. LICENSEE shall cooperate with NBAP in its enforcement efforts, including being named by NBAP as a complainant in any action against an infringer. LICENSEE shall pay to NBAP, and waives all claims to, all damages or other monetary relief recovered in any such NBAP-initiated action by reason of a judgment or settlement (other than for reasonable attorneys' fees and expenses incurred at NBAP's request) whether or not such damages or any part of such damages represent or are intended to represent injury sustained by LICENSEE.
          (c)  Ownership of Marks: LICENSEE acknowledges that NBAP and/or the Member Teams are the exclusive owners
                              of the Licensed Marks.  Any intellectual
                              property rights in the Licensed Marks that
                              may accrue to LICENSEE shall inure to the
                              benefit of NBAP and shall be assigned to
                              NBAP upon its request.  Any copyright,
                              trademark, service mark or other right
                              used, created or procured by LICENSEE with
                              respect to or involving the Licensed
                              Marks, derivations or adaptations of the
                              Licensed Marks, or any word, symbol or
                              design which users or is similar to the
                              Licensed Marks so as to suggest
                              association with or sponsorship by the
                              NBA, one of its Member Teams or any of
                              their affiliates, shall be procured for
                              the benefit of and in NBAP's name, but at
                              LICENSEE's expense, notwithstanding their
                              creation by LICENSEE.  LICENSEE shall take
                              all necessary steps to secure an
                              assignment to NBAP to the copyright from a
                              creator of work that is not work-for-hire.
                              Any copyright, trademark or service mark
                              affecting or relating to the Licensed
                              Marks already procured or applied shall be
                              assigned to NBAP.  LICENSEE shall supply
                              NBAP with any necessary supporting
                              materials required to obtain copyright or
                              trademark registrations of any copyrights
                              or trademarks required to be assigned to
                              NBAP under this Agreement.
          (d)  Notices, Labeling, and Records:    NBAP may from time-to-
               time designate such copyright, trademark or service mark notices (including the form, location and content of such notices) that LICENSEE shall cause to appear on or within each Licensed Product sold, by means of a tag, label, imprint or other appropriate device, in every instance in which any Licensed Mark is used. The following general notice (in the English language and the language of the country where the Licensed Products will be sold) must be included on a label, the packaging material or on a separate slip of paper packed with or attached to the Licensed Product:
                    "The NBA and individual NBA member team
                    identifications reproduced on this product are trademarks and copyrighted designs, and/or other forms of intellectual property, that are the exclusive property of NBA Properties, Inc. and the respective NBA member teams and may not be used, in whole or in part, without the written consent of NBA Properties, Inc."
               LICENSEE shall (i) cause all Licensed Products to bear the NBA "official Licensed Product" logo on either the article or its packaging in such place, and in such prominence, as NBAP may designate from time-to-time, (ii) faithfully comply with and adhere to NBAP's mandatory hologram "Official Licensed Product" identification system or such other shipment tracking identification and anti-counterfeiting systems, tags and labels that NBAP may establish from time-to-time, (iii) unless approved in writing by NBAP, not cross-license or otherwise use other licensed properties or other Marks with the Licensed Products or Licensed Marks and (iv) keep appropriate records, and advise NBAP, of the date when each of the Licensed Products is first placed on sale or sold in each country of the Territory and the date of first use in each country of each different Licensed Mark in the Licensed Products and any promotional or packaging materials.
          (e)  Recordation and Registered User Applications:     With
               respect to those countries in which LICENSEE may distribute and which require applications to register LICENSEE as a permitted or registered user of the Licensed Marks, or which require the recordation of this Agreement, LICENSEE shall execute and deliver to NBAP such applications, agreements or other documents as may be necessary. In such event, this Agreement rather than such agreements will govern any disputes between LICENSEE and NBAP, and when this Agreement expires or is terminated, any such other agreement shall also be deemed expired or terminated.
          (f)  LICENSEE Trade Names and Trademarks:    LICENSEE shall
               permanently affix labeling on each Licensed Product or its packaging, indicating its name, trade name and address so that the public can identify the supplier of the Licensed Product. Prior to any distribution or sale of any Licensed Products, LICENSEE shall advise NBAP in writing of LICENSEE's trade name or trademarks used on Licensed Products and the proposed placement of such trade names and trademarks on the Licensed Products. LICENSEE shall only sell Licensed Products under mutually agreed upon trade names or trademarks and with approved copyrighted designs, shall not incorporate the Licensed Marks into LICENSEE's corporate or business name or trademark in any manner whatsoever and shall place its trade names and trademarks on Licensed Products only as approved by NBAP. As requested by NBAP, LICENSEE shall supply NBAP, in advance of shipping any Licensed Products, with at least twelve (12) copies of each type of its hang tags, labels and other markings of origin for use in identifying and authentication Licensed Products in the marketplace. LICENSEE shall not use, whether during or after the Term,
               any Marks:     (i) in connection with the Licensed Marks
               without NBAP's authorization, (ii) confusingly similar to the Licensed Marks, or (iii) intended to relate or refer to the Licensed Marks, the Member Teams or events involving the NBA or the Member Teams.
     8.   INDEMNIFICATIONS; INSURANCE
               LICENSEE shall be solely responsible for, and shall defend, hold harmless and indemnify NBAP, NBA Entertainment, Inc. ("NBPE"), the NBA, its Member Teams and the National Basketball Players Association ("NBPA") and their respective affiliates, owners, directors, governors, officers, employees and agents (collectively "NBA Parties")against, any claims, demands, causes of action or damages,including attorneys' fees (collectively,
               "Claims"), arising out of:    (i) any act or omission of
               LICENSEE, (ii) any breach of this Agreement by LICENSEE,
               (iii) the manufacture, distribution, advertisement, promotion, sale, possession or use of any Licensed Product (including, but not limited to, claims relating to any defect (whether obvious or hidden and whether or not present in any sample approved by NBAP) in a Licensed Product or in any packaging or other materials (including advertising materials), or to injuries to persons or property, or to any infringement of any rights of any other person or entity or to LICENSEE's failure to comply with applicable laws, regulations and standards) or (iv) any claim that the use of any design or other graphic component of any Licensed Product (other than the Licensed Marks) violates or infringes upon the trademark, copyright or other intellectual property rights (including trade dress) of a third party, provided LICENSEE is given prompt written notice of and shall have the option to undertake and conduct the defense of any such Claim. In any instance to which the foregoing indemnities pertain, NBAP shall cooperate fully with and assist LICENSEE in all respects in connection with any such defense. LICENSEE shall reimburse NBAP for all reasonable out-of-pocket costs actually incurred by NBAP in connection with such cooperation and assistance. In any instance to which such indemnities pertain, LICENSEE shall keep NBAP fully advised of all developments pertaining to such Claim and shall not enter into a settlement of such Claim or admit liability or fault without NBAP's prior written approval. LICENSEE shall obtain and maintain product liability insurance providing protection for the NBA Parties against any Claims arising out of any alleged defects in the Licensed Products or any use of the Licensed Products, in an amount and providing coverage satisfactory to NBAP (including the amount of the deductible). Such insurance shall be carried by an insurer with a rating by A.M. Best & Co. of A-7 or other rating satisfactory to NBAP. Such insurance policy shall also provide that NBAP receive written notice within thirty (30) days prior to the effective date of the cancellation, non-renewal or any material change in coverage. In the event LICENSEE has failed to deliver to NBAP a certificate of such insurance evidencing satisfactory coverage prior to NBAP's execution of this Agreement (or fails to maintain such insurance in accordance with this Paragraph), NBAP shall have the right to withdraw its consent to use any or all of the Licensed Marks and/or terminate this Agreement at any time. Such insurance obligations shall not limit LICENSEE's indemnity obligations, except to the extent that LICENSEE's insurance company actually pays NBAP amounts which
               LICENSEE would otherwise be obligated to pay NBAP.
          (b)  NBAP shall be solely responsible for, and shall defend, hold harmless and indemnify LICENSEE, it directors,
               officers, employees and agents against any Claims arising
               out of:   (i) a claim that the use of the Licensed Marks
               as authorized by this Agreement violates or infringes upon the trademark, copyright or other intellectual property rights (including trade dress) of a third party in or to the Licensed Marks or (ii) any breach of this Agreement by NBAP, provided NBAP is given prompt written notice of and shall have the option to undertake and conduct the defense of any such Claim. In any instance to which the foregoing indemnities pertain, NBAP shall not enter into a settlement of such Claim or admit liability or fault without LICENSEE's prior written approval.
     9.   QUALITY; APPROVALS; SAMPLES
          LICENSEE shall cause the Licensed Products to meet and conform to high standards of style, quality and appearance. In order to assure NBAP that it is meeting such standards and other provisions of this Agreement, LICENSEE shall comply with the following:
          (a)  Pre-Production:     Before commercial production and
               distribution of any product bearing a Licensed Mark, LICENSEE shall submit to NBAP all preliminary and proposed final artwork, three dimensional models (if any), prototypes, mock-ups, and pre-production samples of each product, including all styles, colors and variations, together with its labels, tags, cartons and containers (including packaging and wrapping materials). All LICENSEE submissions under this Paragraph shall be accompanied by forms supplied by NBAP, using one (1) form for each submission and filling in all necessary information. NBAP shall approve or disapprove in writing all submissions, in its sole discretion, before LICENSEE shall be entitled to distribute, advertise, use, produce commercial quantities of or sell any item relating to any such submission. Any article actually submitted and not disapproved within sixty (60) days after receipt by NBAP shall be deemed approved. Approval of an article which uses a particular artwork does not imply approval of such artwork with a different article or of such article with different artwork. LICENSEE acknowledges that NBAP's approval of an article does not imply approval of, or license to use, any non-NBA controlled elements contained in any article. After a sample of an article has been approved, LICENSEE shall not make any changes without resubmitting the modified article for NBAP's written approval.
          (b) Production Samples: Before selling or distributing any product bearing a Licensed Mark, LICENSEE shall furnish NBAP with, at no charge, for its permanent use, two (2) samples of the product from the first production run of each manufacturer of the Licensed Products, including all styles, colors and variations, together with its labels, tags, cartons and containers (including packaging and wrapping materials). If such samples do not conform to all aspects of the Licensed Product as approved or if the quality of any such sample does not meet the requirements of this Paragraph 9, NBAP shall notify LICENSEE and such article shall be deemed disapproved and all such articles shall be promptly destroyed. LICENSEE shall also furnish NBAP, free of charge, with any additional pieces of Licensed Product as may reasonable be requested by NBAP to promote the sale of Official Licensed Products (e.g., for NBAP's display room, advertisements, catalogs, mailers, product placement and trade shows) or for comparison with earlier samples. In addition, LICENSEE shall provide NBAP with any additional pieces of Licensed Product as may be required for the permanent use of the Member Teams, not to exceed one (1) piece per Member Team. If NBAP wishes to purchase Licensed Products for give-away purposes and not for resale, LICENSEE shall sell the Licensed Products to NBAP at LICENSEE's direct manufacturing cost for such Licensed Products and LICENSEE shall not be required to pay royalties on such sales to NBAP.
          (c)  Rejections and Non-Compliance:     The rights granted
               under this Agreement do not permit the sale of "seconds" or "irregulars." All submissions or samples not approved by NBAP shall promptly be destroyed by LICENSEE. LICENSEE shall advise NBAP regarding the time and place of such destruction (in sufficient time to arrange for an NBAP representative to witness such destruction, if NBAP so desires) and such destruction shall be attested to in a certificate signed by one of LICENSEE's officers and submitted to NBAP within fifteen (15) days of the date on which the sample was not approved. In the event of LICENSEE's unapproved or unauthorized manufacture, distribution, use or sale of any products or materials bearing the Licensed Marks, including promotional and advertising materials, or the failure of LICENSEE to comply with Paragraphs 7 (d), 9, 11 (c) or 11 (e), NBAP shall have the right to: (i) immediately revoke LICENSEE's rights with respect to any Licensed Product licensed under this Agreement, (ii) charge LICENSEE two thousand U.S. dollars (USD 2,000) for each instance (e.g., per unit) of non-compliance with this Paragraph with respect to any article, product or material and/or (iii) at LICENSEE's expense, confiscate or order the destruction of such unapproved, unauthorized or non-complying products. Such right(s) shall be without prejudice to any other rights NBAP may have under this Agreement or otherwise.
          (d) Testing: Both before and after Licensed Products are put on the market, LICENSEE shall follow reasonable and proper procedures for testing the Licensed Products for compliance with laws, regulations, standards and procedures, and shall permit NBAP (upon reasonable notice) to inspect its and its authorized manufacturer's testing, manufacturing and quality control records, procedures and facilities and to test or sample Licensed Products for compliance with this Paragraph and the other terms and conditions of this Agreement. Licensed Products found by NBAP at any time not to comply with applicable laws, regulations, standards and procedures shall be deemed disapproved, even if previously approved by NBAP, and shall not be shipped unless and until LICENSEE can demonstrate to NBAP's satisfaction that such Licensed Products have been brought into full compliance.
          (e) Revocation of Approval: In the event that: (i) the quality, appearance or style of any Licensed Product ceases to be acceptable to NBAP, (ii) LICENSEE uses the Licensed Marks improperly or violates any term of this Paragraph 9 or, (iii) NBAP becomes aware of something relating to any such Licensed Product or LICENSEE which, in the opinion of NBAP, reflects unfavorably upon the professional, business or personal reputation of NBAP, the NBA or any of its Member Teams, then, in any such event, NBAP shall have the right, in its sole discretion, to withdraw its approval of such Licensed Product. In the event of such withdrawal, NBAP shall provide immediate written notice to LICENSEE and LICENSEE shall cease the use of the Licensed Marks in connection with the manufacture, sale, distribution, advertisement or use of such Licensed Product and such Licensed Product shall immediately be withdrawn from the market and destroyed; provided, however, that in the event of a revocation of approval pursuant to (i) above, NBAP and LICENSEE shall negotiate in good faith to provide for a reasonable sell-off period for such Licensed Product and an adjustment to the Minimum Guarantee for such Licensed Product. Within ten (10) days after LICENSEE's receipt of such notice, LICENSEE shall pay all royalties and Minimum Guarantees due NBAP with respect to the Licensed Product for which approval has been revoked. If there are other Licensed Products for which approval has not been withdrawn under this subparagraph, then this Agreement shall remain in full force and effect as to such other Licensed Products deleted from its product lines.
          10.  PROMOTIONAL MATERIAL
               LICENSEE shall not use the Licensed Marks or any reproduction of the Licensed Marks in any advertising, promotion or display material in connection with any product or in any other manner whatsoever without prior written approval from NBAP. Under no circumstance will "lotteries," "games of chance" or any other type of promotion which NBAP believes reflects unfavorably upon the NBA or its Member Teams be approved. All advertising or promotional copy and material depicting or using the Licensed Marks (including display material, catalogs and press releases) shall be submitted for approval well in advance of production (but in no event less than ten (10) business days prior to the start of commercial production) to allow adequate time for NBAP, in its sole discretion, to approve, disapprove or comment upon such materials and for any required changes to be made. By way of example, no television or cinema advertising containing any Licensed mark may be used unless it has been approved in all stages (i.e., storyboard, production "rough-cut" and final version). Unless otherwise approved by NBAP, any NBA game action photographs or footage that LICENSEE uses in connection with the Licensed Products must be obtained from NBAE and shall be subject to NBAE's search and edit charges and any applicable use fee. Any promotional material submitted that is not approved or disapproved by NBAP within thirty (30) days of its receipt by NBAP shall be deemed approved by NBAP.
          11.  DISTRIBUTION; COMPLIANCE
               (a)  LICENSEE shall use its best efforts to distribute
                    and sell, within and throughout the Territory, the Licensed Products in such manner as may be required to meet competition by reputable manufacturers of similar articles. In any ninety (90) day period in which LICENSEE fails to sell or distribute Licensed Products in reasonable commercial quantities, LICENSEE shall be deemed not to have used it best efforts. LICENSEE shall make and maintain adequate arrangements for the distribution and timely delivery of Licensed Products to retailers within
                    and throughout the Territory. In the event NBAP advises LICENSEE that a special promotional effort is to take place in an individual store or chain, LICENSEE shall use its best efforts to sell the Licensed Products to said store or chain. In addition, LICENSEE shall give the Licensed Products wide distribution and shall not, subject to the provisions set forth in this Agreement, refrain for any reason from selling Licensed Products to any retail outlet within the Territory that may desire to purchase Licensed Products and whose credit
                    rating and marketing image warrants such sale.
               (b)  If LICENSEE desires to have a third party
                    manufacture or distribute (if permitted under this Agreement) any Licensed Product, LICENSEE must first notify NBAP of the name and address of such third party and of the Licensed Product LICENSEE desires such a third party to manufacture or distribute. Attached as Schedule A is a true and complete list of third party manufacturers and distributors (if permitted under this Agreement) currently authorized by NBAP. NBAP shall have the right, in its sole discretion, to withhold approval for such third party manufacture or distribution. If NBAP grants approval for such third party manufacture or distribution, it may grant such approval pursuant to an agreement (on a form supplied by NBAP) to be entered into prior to such manufacture or distribution among NBAP, LICENSEE and such manufacturer or distributor which will, among other things, require that the third party manufacturer or distributor be subject to all of the terms and conditions of this Agreement. If NBAP does not require the third party to enter into a separate agreement, LICENSEE must provide NBAP with a copy of its agreement with the third party, which agreement must provide that it is subject to this Agreement.
                    If any of LICENSEE's authorized manufacturers or distributors uses the Licensed Marks for any unauthorized purpose, LICENSEE shall be responsible for, and shall cooperate fully and use its best efforts in stopping, such unauthorized use. Any change by LICENSEE from a third party manufacturer or distributor previously approved by NBAP shall require approval in accordance with this Paragraph.
               (c) LICENSEE understand and acknowledges the meanings of "Counterfeit Goods," "Diverted Goods" and "Parallel Goods" as set forth in Paragraph 1 above and
                    LICENSEE shall use all commercially reasonable means to prevent the creation of any such goods by it employees, agents, representatives or any others operating under its direction, supervision or control and involving the NBA Marks. LICENSEE shall stamp on all invoices, and shall require any third party distributors (to whom LICENSEE is authorized to sell under this Agreement) and any authorized sublicensees and distributors to stamp on their invoices, a prominent legend that states that the Licensed Products are allowed to be sold only within the Territory and only to an end user. LICENSEE shall periodically, and at the request of NBAP, inquire of its authorized distributors, agents and customers as to whether they are observing territorial limits and shall periodically report in writing to NBAP the results of such inquiries. LICENSEE shall notify NBAP of all orders from, or on behalf of a customer who LICENSEE knows (or has reason to know after having made reasonable inquiry) is located outside the Territory or intends to resell the Licensed Products outside the Territory. If LICENSEE knows or has reason to know that any Licensed Product sold by LICENSEE is resold outside the Territory, LICENSEE shall compensate NBAP for the injury to its licensing and distribution program and shall pay all costs and expenses, including attorney's fees, required to remove such goods from the marketplace. Any such monetary damages shall be in addition to, and not in lieu of, such other rights and relief (including injunctive relief) as may be available to NBAP. LICENSEE shall incorporate within its contracts of sale or sales orders a provision similar in substance to this subparagraph and which provides that the obligations set forth in this subparagraph shall be a continuing obligation on the resale of the Licensed Products to subsequent authorized wholesale purchasers and which makes NBAP a third party beneficiary of such provision.
               (d) In the event LICENSEE sells or distributes other licensed merchandise of a similar grade or quality as the Licensed Products, but which do not bear any of the Licensed Marks, LICENSEE will not discriminate, in a manner which adversely impacts the Licensed Products, in the granting of
                    commissions or discounts to salespeople, dealers and distributors between the Licensed Products and the licensed products of any third party. LICENSEE may not package the Licensed Products in combination with other products, whether similar or different, without the prior written approval of NBAP. In the event that NBAP believes in good faith that LICENSEE has employed selling or reporting methods which circumvent or reduce the royalty or other payment or reporting obligations contained in this Agreement, NBAP may, in addition to any other rights and remedies it may have, at its option and upon fifteen
                    (15) days' prior written notice, adjust the minimum royalty per unit.
               (e) LICENSEE shall at all times conduct all aspects of its business in a fair and reasonable manner and in compliance with all shipment tracking, identification and anti-counterfeiting systems and labels that NBAP may establish from time-to-time and all applicable laws, government rules and regulations, court and administrative decrees and the highest standard of business ethics then
                    prevailing in the industry.  LICENSEE shall
                    faithfully comply with and adhere to NBAP's shipping and distribution policies established from time-to-time. LICENSEE shall use its commercially reasonable efforts to ensure that all retailers and authorized distributors purchasing Licensed Products comply with NBAP's anti-counterfeiting systems, labels and shipping and distribution policies established from time to time.
               (f) It shall be LICENSEE's sole responsibility, at its sole expense, to obtain all approvals (including, but not limited to, approvals of advertising
                    materials) of all governmental authorities which may be necessary in connection with LICENSEE's performance under this Agreement.
               (g) LICENSEE acknowledges that NBAP intends to offer various NBA and/or Member Team-identified products for sale in an NBAP-owned "showcase" retail store ("NBA Store"). LICENSEE further acknowledges that it will receive a variety of tangible and intangible benefits as a result of having merchandise manufactured by LICENSEE displayed, sold and promoted at the NBA Store. Therefore, LICENSEE shall, in addition to and in consideration for the license granted under this Agreement and in consideration of the benefits it will receive from having merchandise displayed, sold and promoted at the NBA Store, (i) upon the request of NBAP, perform contract manufacturing services for NBAP in connection with the manufacture of products for sale in the NBA Store on terms mutually agreed upon by NBAP and LICENSEE and (ii) offer Licensed Products to the NBA Store on terms at least as favorable as those offered to LICENSEE's most preferred high-volume customers, including price, priority of delivery, discounts, cooperative or other advertising and promotional allowances and other benefits (regardless of volume).
          12.  RECORDS;AUDITS
               LICENSEE shall keep accurate books of account and records covering all transactions relating to the license granted in this Agreement (including, but not limited to, sales of Licensed Products, purchases and uses of NBA hologram hang tags and compliance with shipment tracking, identification and anti-counterfeiting systems and labels that NBAP may establish from time to time). NBAP and its authorized representatives shall have the right, at all reasonable hours of the day and upon reasonable prior notice, to examine and audit such books of account and records and all other documents and materials in LICENSEE's possession or under its control (including records of LICENSEE's parents, subsidiaries, affiliates and third parties, if they are involved in activities which relate to this Agreement) relating to this Agreement. NBAP shall have free and full access for such purposes and for the purpose of making extracts and copies. Should an audit by NBAP establish a deficiency between the amount found to be due NBAP and the amount LICENSEE actually paid or reported, the LICENSEE shall pay the amount of such deficiency, plus interest at the then current prime rate (as announced by Chemical Bank, New York branch) from the date such amount should have been paid until the date of payment. Should such audit establish a deficiency of more than five percent (5%), LICENSEE shall also pay for the cost of the audit. LICENSEE shall pay such amount within thirty (30) days. All such books of accounts and records shall be kept available for at least two (2) years after the expiration or termination of this Agreement, or three (3) years after the end of the Contract Year to which they relate, whichever is earlier. In order to facilitate inspection of its books and records, LICENSEE shall designate a symbol or number which will be used exclusively in connection with the Licensed Products on which royalty payments are payable and shall maintain for inspection as provided in this Agreement duplicates of all billings to customers with respect to Licensed Products. LICENSEE shall, within ten (10) business days of NBAP's request (which shall not be made more than four (4) times per Contract Year), furnish NBAP with a list of LICENSEE's top twenty-five (25) retail accounts for Licensed Products (on a country by country basis) and their monthly purchases of Licensed Products (broken down by unit sales and in dollar volume by retailer). LICENSEE shall supply NBAP with true and complete copies of any agreement it has entered into, or in the future enters into, with any Member Team or any NBA player. In addition, LICENSEE shall, on a quarterly basis during the Term, provide NBAP with copies of either (i) financial information furnished to the United State Securities and Exchange Commission or
               (ii) with all financial statements and other financial information prepared by LICENSEE for distribution to its banks or other financial lending institutions to whom it reports regularly. LICENSEE shall cooperate with NBAP in developing an electronic data interchange through which NBAP may access LICENSEE's electronic database relating to the manufacture, distribution and sale of Licensed Products (such as work-in-progress, finished goods on hand, orders received, deliveries made and any other on-line information relating to the Licensed Products) or developing such other system as will enable NBAP to obtain such information or facilitate NBAP's review of LICENSEE's graphic designs for Licensed Products.
          13.  EARLY TERMINATION
               Without prejudice to any other rights NBAP may have pursuant to this Agreement or otherwise, NBAP shall have the right to terminate this Agreement at any time if:
               (a) Within three (3) months from the date that this Agreement is executed on behalf of NBAP, LICENSEE shall not have begun the bona-fide distribution and sale of each Licensed Product within and throughout the Territory in accordance with this Agreement.
               (b) LICENSEE shall fail to timely remit any payment of any nature due to NBAP or any of its affiliates when due and shall fail to cure such non-payment within thirty (30) days (ten (10) days for a payment default other than a royalty payment default) of its receipt of written notice from NBAP; provided, however, that the LICENSEE shall not have the right to cure any subsequent payment default.
               (c) LICENSEE or any guarantor under this Agreement shall be unable to pay its liabilities when due, or shall make any assignment for the benefit of creditors, or under any applicable law admits in writing its inability to meet its obligations when due or commit any other act of bankruptcy, institute voluntary proceedings in bankruptcy or insolvency or permit institution of such proceedings against it.
               (d) LICENSEE shall exhibit a pattern of frequent failure to make timely delivery of sufficient quantities of the Licensed Product to its retail accounts.
               (e) LICENSEE (or any entity that controls LICENSEE or is controlled by LICENSEE) now or in the future holds a license from NBAP and such license is terminated by NBAP during the Term.
               (f) LICENSEE (i) delivers Licensed Products outside the Territory; (ii) sells Licensed Products to a third party who LICENSEE knows, or has reason to know, intends to deliver the Licensed Products outside the Territory; or (iii) LICENSEE is in breach of Paragraph 11 (c).
               (g) LICENSEE sells to any third party that LICENSEE knows, or has reason to know, is altering or modifying the Licensed Products prior to sale to the ultimate consumer.
               (h) LICENSEE shall fail to perform or shall be in breach of any other term or condition of this Agreement (other than a payment default). A termination pursuant to this subparagraph (h) shall take effect
                    (i) thirty (30) days after written notice of such failure to perform or breach is sent by NBAP if such failure to perform or breach can be Completely Cured (as defined below) and such failure to perform or breach has not been Completely Cured during such thirty (30) day period, or (ii) immediately after written notice of such failure to perform or breach is sent by NBAP if such failure to perform or breach cannot be Completely Cured. For purposes of this subparagraph, "Completely Cured" means that such failure to perform or breach is cured so that, in the reasonable judgment of NBAP, such failure to perform or breach will have had no effect on, or caused damage to, NBAP.
               In addition to NBAP's other rights and remedies, upon termination of this Agreement under this Paragraph, LICENSEE shall pay NBAP (within thirty (30) days of such termination) the Minimum Guarantees for each Licensed Product through the end of the Agreement, less the royalties paid to NBAP through the date of termination.
          14.  DISPOSAL OF STOCK; EFFECT OF TERMINATION
               Sixty (60) days before the expiration of this Agreement and ten (10) days after any termination under Paragraphs
               9 or 13, LICENSEE will furnish to NBAP a certificate showing the number and description of Licensed Products on hand or in process of manufacture. After expiration or termination of this Agreement, LICENSEE shall have no right to, nor allow any third party to, manufacture, advertise, distribute, sell, promote or otherwise deal in any Licensed Products or use the Licensed Marks (and LICENSEE shall not engage in any such activity) except as provided below. For a period of ninety (90) days following the expiration (but not after the termination) of this Agreement, LICENSEE may sell-off and deliver Licensed Products which are on hand or in process at the time of such expiration (the "Sell-Off Period"); provided, however that (i) the total number of units of each Licensed Product sold during the Sell-Off Period may not be greater than one hundred ten percent (110 %) of the total number of units of such Licensed Product on hand the same date the preceding Contract Year, (ii) such Licensed Products may only be sold in accordance with this Agreement and in the course of business and at regular selling prices, (iii) all payments then due are first made to NBAP and (iv) statements and payments are made in accordance this Agreement. NBAP shall have the option to conduct physical inventories before the expiration of this Agreement until the end of the Sell-Off Period in order to verify such inventory and/or statements. If LICENSEE refuses to permit such physical inventory, LICENSEE shall forfeit its right to dispose of Licensed Products under this Paragraph. After such Sell-Off Period, all inventory on hand or in process (including all promotional and packaging materials) will be destroyed. LICENSEE shall have no sell-off rights in the process (including all promotional and packing materials) will be destroyed.
               Any destruction of Licensed Product required pursuant to this Agreement shall be attested to in a certificate signed by one of LICENSEE's officers.
          15.  EQUITABLE RELIEF
               LICENSEE acknowledges that NBAP is entering into this Agreement not only in consideration of the royalties or other financial consideration to be paid, but also for the promotional value and intrinsic benefit resulting from the manufacture, advertisement, distribution, sale and promotion of the Licensed Products by LICENSEE in the Territory. LICENSEE acknowledges that the Licensed marks possess a special, unique and extraordinary character which makes difficult the assessment of the monetary damage which NBAP would sustain as a result of the unauthorized use of the Licensed Marks. LICENSEE further acknowledges that: (i) its failure to manufacture, advertise, distribute, sell and promote the Licensed Marks, will, in either case, cause immediate and irreparable damage to NBAP for which NBAP would not have an adequate remedy at law. Therefore, LICENSEE agrees that, in the event of a breach of this Agreement by LICENSEE, in addition to such other legal and equitable rights and remedies as shall be available to NBAP, NBAP shall be entitled to injunctive and other equitable relief, without the necessity of proving damages or furnishing a bond or other security.
          16.  NOTICES
               All notices and statements to be given and all payments to be made under this Agreement shall be given or made at the respective address of the parties as set forth above, unless notification of a change of address is given in writing. Any notice of breach or default must be in writing and sent by facsimile, overnight express delivery, or registered or certified mail, return receipt requested, properly addressed and stamped. Any written notice shall be deemed to have been given at the time it was sent.
          17.  NO JOINT VENTURE
               Nothing in this Agreement shall be construed to place the parties in the relationship of partners or joint venturers. Neither party shall have the power to obligate or bind the other to a third party in any manner whatsoever.
          18.  ARBITRATION OF CERTAIN MATTERS
               Any dispute or disagreement between the parties relating solely to the amount of royalty payments owing under this Agreement shall be settled by arbitration in New York City under the rules then in effect of the American Arbitration Association. Judgment upon the award may be entered in any court having jurisdiction. No other dispute or disagreement between the parties (including any claim by NBAP that LICENSEE is using the Licensed Marks in a manner not authorized by this Agreement or is otherwise in breach of this Agreement) shall be settled by arbitration. All decisions by NBAP relating to disapproval of any Licensed Product or advertising, promotion or display material shall be final and binding on LICENSEE and shall not be subject not review in any proceeding.
          19.  NO USE OF PLAYERS
               LICENSEE acknowledges that this Agreement does not grant to LICENSEE any licenses or rights with respect to the use of the names, likenesses or other attributes of any NBA player (collectively "Player Attributes"). The license granted under this Agreement does not include, and shall not be used to imply, a testimonial or endorsement of any Licensed Products by any NBA player. LICENSEE shall not use Player Attributes in any manner without first obtaining written authorization from the subject player(s). LICENSEE shall not enter into any agreement with any NBA player or any other person which would require that player or other person to wear or use any Licensed Product or other product at any NBA game (either courtside or in any locker room) or at practice.
          20.  WARRANTIES
               Each party represents and warrants that it has the right and authority to enter into and perform this Agreement and NBAP represents and warrants that it has the right to grant the rights to sue the Licensed Marks in accordance with the terms and conditions of this Agreement. LICENSEE represents and warrants that the Licensed Products and all advertising and promotional materials shall comply with all applicable laws, regulations and standards. NBAP's approval of such materials will not imply a representation or belief that NBAP believes such materials are sufficient to meet applicable laws, regulations and standards, nor shall it imply that NBAP agrees with or supports any claims made by LICENSEE in any advertising materials relating to the Licensed Products. LICENSEE further represents and warrants that all advertising and promotional materials and all graphics used on Licensed Products will not violate the intellectual property rights of any third party.
          21.  SEVERABILITY
               In the event any provision of this Agreement is found to be void, invalid or unenforceable as a result of any judicial or administrative proceeding or decree, this Agreement shall be construed and enforced as if such provision were not contained in this Agreement.
          22.  MISCELLANEOUS
               (a)  Assignment:    This Agreement and any rights granted
                    under this Agreement are personal to LICENSEE and shall not be assigned, sublicensed, subcontracted or encumbered, directly or indirectly, by law or by contract, without NBAP's prior written consent, which consent may, in NBAP's sole discretion, (i) be contingent upon a fee payable by LICENSEE or the transferee, the amount of which shall be determined by NBAP in its sole discretion, and/or (ii) impose other terms and conditions upon the assignment, sublicense or transfer. Any transfer of a controlling interest in LICENSEE or in any party which currently controls LICENSEE, directly or indirectly, shall be deemed an assignment prohibited by the preceding sentence. Any nonconsensual assignment, sublicense, subcontract or encumbrance or this Agreement by LICENSEE shall be invalid and
                    of no force or effect. Upon any such nonconsensual assignment, sublicense, subcontract or encumbrance, this Agreement shall terminate, all payment obligations of LICENSEE hereunder shall be accelerated and immediately due and payable, and all rights granted under this Agreement shall immediately revert to NBAP.
               (b)  Waiver:   None of the provisions of this Agreement
                    can be waived or modified except expressly by
                    writing signed by both parties. There are no representations, promises, agreements, warranties, covenants or undertakings by either party other than those contained in this Agreement. No failure on the part of NBAP to exercise any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any right preclude any other or further exercise or the exercise of any other rights.
               (c) Survival: No expiration or termination of this Agreement shall relieve LICENSEE of its obligation to pay NBAP any amounts due to NBAP at the time of termination, regardless of whether these amounts are then or thereafter payable. The provisions of Paragraphs 12 and 22(f) shall survive the expiration or termination of this Agreement.
               (d)  Adjustments:   NBAP shall have the option to
                    increase the Royalty Rates in the event that, at any time during the Term, LICENSEE agrees to pay or in fact pays royalty rates and/or advertising and promotion contributions with respect to any other licensed sports or entertainment property in excess of the Royalty Rate for any Licensed Product required under this Agreement. From time to time at NBAP's request, LICENSEE shall deliver a certificate to NBAP which sets forth the royalty rates and any advertising and promotion contributions LICENSEE pays to any other professional sports league or entertainment property.
               (e)  Governing Law and Jurisdiction:    This Agreement
                    shall be construed in accordance with the laws of
                    the State of New York, USA, without regard to its principles of conflicts of laws. Any claim arising under this Agreement (except as provided under Paragraph 18) shall be prosecuted in a federal or state court of competent jurisdiction located within the City of New York, USA and LICENSEE consents to the jurisdiction of such court and to the service of process by mail.
               (f)  Confidentiality:    Neither party shall (nor shall
                    they permit or cause their employees or agents to) divulge, disseminate or publicize information relating to this Agreement or the financial or other terms of this Agreement (including any information on the specifications or methods of reproduction of the Licensed Marks) to any third party (other than their respective attorneys or accountants or in the case of NBAP, the NBA Board of Governors and the
                    NBPA), except as may be required by law or to fulfill the terms of this Agreement.
               (g) Research: LICENSEE shall cooperate with NBAP's reasonable requests for information in connection with conducting marketing tests, surveys and other research ("Research"), provided that any proprietary information so furnished shall be kept strictly confidential by NBAP. If LICENSEE performs or causes to be performed any Research primarily dedicated to evaluating or otherwise assessing a Licensed Product (or any LICENSEE (non-NBA) product offering similar to a Licensed Product), then copies of such Research results shall be promptly provided to NBAP. As may be reasonable requested by NBAP, LICENSEE shall provide NBAP (or NBAP's designated third-party researcher) with any Research and information that LICENSEE has or obtains regarding its retail accounts.
               (h) Construction: This Agreement has been executed in a text using the English language, which text shall be controlling. This Agreement together with any exhibits or attachments, when fully-executed, shall constitute the entire agreement and understanding relating to the subject matter of this Agreement between LICENSEE and the NBA, any Member Team, NBAP or NBAE. The headings in this Agreement are for reference purposes only and shall not affect the interpretation of this Agreement. This Agreement shall not be binding on NBAP until signed on its behalf by its President or Senior Vice President, Business Affairs or such other executive designated by the President to sign.

Schedule A

Third Party Manufacturers:


Hi-Performance Co. Ltd.
3/F, Kaiser Estate Phase 3, Flat 0
11 Hok Yuen Street
Hunghom, Kowloon, Hong Kong